MAIL STOP 0511

									April  14, 2005

Ms. Marlene Krauss
Chief Executive Officer
KBL Healthcare Acquisition Corp. II
645 Madison Avenue, 14th Floor
New York, New York  10022


Re:	KBL Healthcare Acquisition Corp. II
Registration Statement on Form S-1
File No. 333-122988
Amendment No. 1 Filed March 29, 2005

Dear Ms. Krauss,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proposed Business, page 22
We have not identified a target business

1. Please include if true, that none of the company`s officers, directors or promoters, and no other affiliate of the company, have had any preliminary contact or discussion with any representative of any other company regarding the possibility of an acquisition or merger between the company and such other company.
Description of Securities, page 39
Dividends

2. Please revise your disclosures regarding dividends paid consistent with your note 6, page F-10.

Part II - Exhibits
Underwriting Agreement

3. We note that, pursuant to paragraph 6.2 of the underwriting agreement, if a default of over 10% of the "Firm Units" occur, and neither party is able to find a suitable purchaser to cover the default amount, that the agreement "may be terminated." Supplementally, please explain how the proposed offering may still be considered a "firm commitment" in light of the language in the underwriting agreement.


Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Babette Cooper (202) 824-5069 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to John Zitko at (202) 824-5532, or Pamela Howell, who supervised the review of your filing, at (202) 942-1954.

						Sincerely,



						John Reynolds, Assistant Director
						Office of Emerging Growth Companies


Cc:  	David Alan Miller
	Fax:  (212) 818-8881
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KBL Healthcare Acquisition Corp. II
April 14, 2005
Page 1